Exhibit 3.1

AMENDMENT TO THE AMENDED AND RESTATED BYLAWS

OF CHASE CORPORATION

Pursuant to the Massachusetts Business Corporations Act, ARTICLE IX of the Amended and Restated Bylaws of Chase Corporation, a Massachusetts corporation (the “Corporation”), as adopted by the Corporation on or about April 7, 2016 (the “Bylaws”) and the Articles of Organization of the Corporation, the Bylaws of the Corporation are hereby amended as follows:

1.The following shall be added to the Bylaws as ARTICLE XII:

“The provisions of Chapter 110D of the Massachusetts General Laws, Regulation of Control Share Acquisitions, shall not apply to control share acquisitions of the corporation (as such term is defined in Chapter 110D).”

2.This Amendment to the Amended and Restated Bylaws of the Corporation (this “Amendment”) controls over any contrary or inconsistent provision of the Bylaws.

3.Every provision of the Bylaws not specifically amended or modified by the terms of this Amendment shall remain in full force and effect.